Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 21 DATED MARCH 24, 2014
TO THE PROSPECTUS DATED APRIL 12, 2013

This document supplements, and should be read in conjunction with, our prospectus dated April 12, 2013, as supplemented by Supplement No. 19 dated March 11, 2014 and Supplement No. 20 dated March 17, 2014. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 21 is to disclose our execution of a wholesaling agreement.

Plan of Distribution

The following information should be read in conjunction with the disclosure contained in the "Plan of Distribution" section beginning on page 166 of the prospectus.

On March 18, 2014, we, together with our operating partnership and SC Distributors, LLC, the dealer manager for our offering, entered into a wholesaling agreement with an unaffiliated broker-dealer, Realty Capital Securities, LLC, the wholesaler, pursuant to which the wholesaler will act as the dealer manager’s distribution agent to assist the dealer manager with the distribution of our shares in our offering. Specifically, the wholesaler will administer the process of obtaining due diligence and approval of the offering for participating broker-dealers; provide training and education regarding us and our offering to participating broker-dealers; and provide marketing, sales and other support to participating broker-dealers. Nothing in the wholesaling agreement contravenes the dealer manager’s appointment as our exclusive agent and dealer manager for our offering pursuant to the dealer manager agreement, or implies that the dealer manager does not have sole discretion to accept or reject any subscription of our shares in whole or in part.

For performing its obligations under the agreement, the wholesaler will receive from the dealer manager a sourcing fee that accrues daily equal to (i) 1/365th of 0.55% of our NAV allocable to our outstanding shares for such day, multiplied by (ii) the percentage equal to the number of shares sold by participating broker-dealers, which sales resulted primarily from the efforts of the wholesaler’s service providers outstanding on such day divided by the total number of shares outstanding on such day; provided, however, that the fee shall be payable solely from that portion of the dealer manager fee that is (i) actually received by the dealer manager from us pursuant to Section 5.2(c) of the dealer manager agreement, and (ii) not reallowed to any participating broker-dealer pursuant to the dealer manager agreement. The dealer manager also will reimburse the wholesaler for certain costs and expenses incurred in connection with providing services under the wholesaling agreement. Notwithstanding the foregoing, the dealer manager will not continue to pay the sourcing fee to the wholesaler or reimburse costs and expenses related to the offering incurred by the wholesaler subsequent to the termination of the offering to the extent, but only to the extent, that such payments or reimbursements would cause the total underwriting compensation (as defined in accordance with applicable FINRA rules) paid with respect to the offering to exceed 10% of the gross proceeds from the sale of the shares in the offering calculated as of the termination of the offering.

During the term of and subject to the terms of the wholesaling agreement, the wholesaler will not serve as a distribution agent or otherwise participate in a selling group distributing securities in the U.S. retail market for any investment vehicle investing in a multi-sector, diversified portfolio of real estate properties located in the United States. Under the wholesaling agreement, we have agreed to indemnify the wholesaler in certain circumstances for losses arising out of our or our operating partnership’s breach of the wholesaling agreement or untrue statements or omissions in our filings and other securities-related documents.

Any party to the wholesaling agreement may terminate the agreement on 10 days written notice to each of the other parties. The wholesaling agreement will automatically terminate upon the termination of our offering or if the wholesaler or dealer manager ceases to be a member in good standing of the Financial Industry Regulatory Authority, Inc. or the securities commission of the state in which its principal office is located.